Filed by Netro Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Netro Corporation
Commission File No. 333-107620

[NETRO LETTERHEAD]

August 18, 2003

Dear Netro Corporation Stockholder:

You should have recently received proxy materials for the Special Meeting of Stockholders to be held on August 27, 2003 at 9:30 a.m., local time, at the Westin Hotel, Bayshore Room, 5101 Great America Parkway, Santa Clara, California 95054. The meeting is being held to allow stockholders to vote upon a proposal to merge Netro with SR Telecom Inc.

Your Board, after careful consideration, has determined that the merger is in the best interests of Netro’s stockholders, has approved the acquisition of Netro by SR Telecom and recommends that stockholders vote FOR the approval and adoption of the merger agreement and the merger.

Your vote is very important. For your convenience, enclosed is an additional proxy card imprinted with your name and address, as well as a postage paid reply envelope. Please make sure that your vote is received in time to be counted at the Special Meeting by signing, dating and returning the enclosed proxy card in the postage paid envelope today.

If you have any questions, have not received a copy of the proxy materials, or need any assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free, at 1-888-750-5834.

Thank you for your consideration of these matters.

Sincerely,

/s/ Sanjay K. Khare

Sanjay K. Khare

The Board of Directors of Netro Corporation Recommends That You Vote FOR Proposal 1 Below.

1.	Approval of Netro Corporation’s proposal to approve and adopt the merger agreement by and among Netro Corporation, SR Telecom Inc. and Norway Acquisition Corporation dated as of March 27, 2003, as amended to date, pursuant to which Netro would merge with Norway Acquisition Corporation and would survive the merger as a wholly-owned subsidiary of SR Telecom Inc.	For ☐	Against ☐	Abstain ☐

2.	The proxies are authorized to vote in their discretion upon all such other matters as may properly come before the Special Meeting, and any postponements, adjournments, continuations or reschedulings thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR PROPOSAL 1, AND IN THE DISCRETION OF THE PROXY HOLDERS AS TO ANY OTHER MATTERS.

Address Change?	Mark Box	☐
Indicate changes below:			Date

Signature(s) in Box
Please sign exactly as your name(s) appear on the Proxy. If held in joint tenancy, all persons must sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

NETRO CORPORATION
3860 North First
Street San Jose, CA 95134	proxy

This proxy is solicited by the Board of Directors of Netro Corporation for use at the Special Meeting of Stockholders on August 27, 2003 at 9:30 a.m., local time.

The undersigned stockholder of Netro Corporation hereby acknowledges receipt of the Notice of Special Meeting of Stockholders and the related proxy statement/prospectus and appoints Sanjay Khare and Peter Carson or either of them, attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of common stock, par value $0.001 per share, of Netro Corporation which the undersigned is entitled to vote at the Special Meeting of Stockholders of Netro Corporation to be held on August 27, 2003 at 9:30 a.m., local time, at the Westin Hotel, Bayshore Room, 5101 Great America Parkway, Santa Clara, California 95054, and at any adjournment, postponements, continuations or reschedulings thereof (the “Special Meeting”), with all the powers the undersigned would possess if personally present at the Special Meeting, as directed on the reverse side.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER AND AT THE DISCRETION OF THE PROXY HOLDER(S) AS TO ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE

THE SPECIAL MEETING. IF NO DIRECTION IS INDICATED FOR ITEM 1, THIS PROXY WILL BE VOTED FOR APPROVAL OF THE MERGER AGREEMENT BY AND AMONG NETRO CORPORATION, SR TELECOM INC. AND NORWAY ACQUISITION CORPORATION AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY.

THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED WITH RESPECT TO THE MATTERS COVERED HEREBY.

See reverse for voting instructions.